CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use of our report dated February 10, 2005, with respect to the consolidated financial statements of Manulife Financial Corporation included in this Report of Foreign Issuer (Form 6-K), filed with the Securities and Exchange Commission.

     We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-114951 and 333-91102) of Manulife Financial Corporation of our report dated February 10, 2005 relating to the above-mentioned financial statements.

Ernst & Young LLP
Toronto, Ontario
March 22, 2005